SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,094,861.404

	8.	Shared Voting Power 3,989,332

	9.	Sole Dispositive Power 8,094,861.404

	10.	Shared Dispositive Power 3,989,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,084,193.404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,988,282

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,988,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,988,282

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) CO

The Reporting Persons are filing this Amendment No. 1 to the Schedule 13D to report changes to the disclosure contained in the original Schedule 13D filed by the Reporting Persons on December 31, 2015 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The acquisition of the Shares reported in Item 5(c) was made using Mr. Tannenbaum’s personal funds, except that the Shares beneficially owned by Mr. Tannenbaum through Building LLC (as defined in Item 5) were acquired using Building LLC’s working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 150,262,924 outstanding Shares as of November 30, 2015, as reported in the Issuer’s Form 10-K filed on December 1, 2015. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 7,123,544.404 Shares are held by him directly; (ii) 80,000 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; (iii) 755,834 shares are held by 777 West Putnam Avenue LLC (“Building LLC”), for which Mr. Tannenbaum holds a majority of the equity interest of the sole member, and (iv) 135,483 Shares are issuable upon conversion of the Convertible Notes. Of the Shares over which Mr. Tannenbaum has shared voting and dispositive power, (i) 1,050 Shares are directly held by his spouse and (ii) 3,988,282 are directly held by FSAM.

(c) Schedule B sets forth all transactions with respect to Shares since the filing of the Original Schedule 13D on December 31, 2015.

(d) Mr. Tannenbaum’s spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,050 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 80,000 Shares beneficially owned by Mr. Tannenbaum. Building LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 755,834 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable

Schedule B

Except as otherwise noted below, all transactions were purchases of Shares effected in the open market, and the price per share includes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Mr. Tannenbaum	January 22, 2016	360,100	$5.26(1)

Mr. Tannenbaum	January 25, 2016	364,530	$5.27(1)

Mr. Tannenbaum	January 26, 2016	377,917	$5.42(1)

Mr. Tannenbaum	January 27, 2016	377,917	$5.474(2)

Building LLC	January 28, 2016	377,917	$5.704(3)

Building LLC	January 29, 2016	377,917	$5.76(4)

(1) The price per share represents a weighted average price of purchases executed in multiple transactions. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(2) The purchases were executed in multiple transactions ranging from $5.39 to $5.52. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(3) The purchases were executed in multiple transactions ranging from $5.58 to $5.78. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(4)  The purchases were executed in multiple transactions ranging from $5.62 to $5.84.  The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

/s/ Leonard M. Tannenbaum

LEONARD M. TANNENBAUM